UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of July 2021

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

SENDAS DISTRIBUIDORA S.A.

PUBLICLY HELD COMPANY WITH AUTHORIZED CAPITAL

CNPJ No. 06.057.223/0001- 71

NIRE 33.3.002.7290-9

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON JULY 27, 2021

1.       DATE, TIME AND VENUE: on July 27, 2021, at 1:30 p.m. at the headquarter of Sendas Distribuidora S.A. (“Company”), at Avenida Ayrton Senna, No. 6.000, Lot 2, Pal 48959, Attachment A, Jacarepaguá, Zip Code 22775-005, City of Rio de Janeiro, State of Rio de Janeiro.

2.       BOARD: Chairman: Mr. Jean Charles Henri Naouri; Secretary: Mrs. Aline Pacheco Pelucio.

3.       CALL AND ATTENDANCE: Call was waived, in view of the attendance of all members of the Company’s Board of Directors: Mr. Jean-Charles Henri Naouri, Mr. Ronaldo Iabrudi dos Santos Pereira, Mrs. Josseline Marie-José Bernadette de Clausade, Mr. David Julien Emeric Lubek, Mr. Philippe Alarcon, Mr. Christophe José Hidalgo, Mr. Luiz Nelson Guedes de Carvalho, Mr. José Flávio Ferreira Ramos and Mr. Geraldo Luciano Mattos Júnior.

4.       AGENDA: To resolve on (i) the holding, as well as the terms and conditions, of the 3rd (third) issuance of simple unsecured debentures, not convertible into shares, in up to two series, of the Company, in the total amount of R$ 1,500,000,000.00 (one billion and five hundred million Brazilian real) (“Debentures” and “Issuance”, respectively), for private placement (“Private Placement”), pursuant the article 59, paragraph 1st of Law No. 6.404, of December 15, 1976 (“Brazilian Corporate Law”) and other legal dispositions as applicable, in the terms of “Private Deed of the 3nd (Third) Issuance of Simple Debentures, Not Convertible into Shares, Unsecured, in Two Series, for Private Placement, by Sendas Distribuidora S.A.” which will be agreed between Company and True Securitizadora S.A., as debenture holder (“Indenture” and “Debenture Holder”, respectively);

(ii) authorization to the Company to participate, as debtor of Debentures, in the securitization program by issuing certificates of real estate receivables from the 428th and 429th series of the True’s 1st issue (“CRI”), pursuant to the Brazilian Securities and Exchange Commission (“CVM”) Instruction No. 400, of December 29, 2003, as amended (“CVM Instruction 400”) and CVM Instruction No. 414, of December 30, 2004, as amended (“CVM Instruction 414”), in an total amount of R$ 1,500,000,000.00 (one billion and five hundred million Brazilian real);

(iii) the signing, by the Company, of all and any instruments necessary to carry out the Issuance, to assume the obligations arising from the Debentures and implement the CRI;

(iv) authorization and ratification to the Board of Executive Officers and other legal representatives of the Company for them to perform all acts and adopt all necessary measures for the formalization of the Issuance, including, but not limited to, the signature of the Indenture, the distribution contract of the CRI, and all other documents related to the Issuance, as well as any amendments to such instruments;

(v) authorization to the Board of Executive Officers to hire the service providers as well as any other institutions necessary for the Issuance and the CRI, establishing their respective fees.

5.       RESOLUTION: Starting the meeting, the members of the Board of Directors examined the items contained in the Agenda and resolved, unanimously and without reservations:

(i)	Authorize the Issuance by the Company, with the following main characteristics, which will be detailed and regulated within the Indenture, as well as the celebration of the Indenture, other Issuance documents and any amendments to such documents, by the Company’s directors and/or appointed proxies, pursuant to article 17, letter (h) of its Articles of Incorporation, regardless of additional approval to that effect at Shareholders’ Meeting.

(a)	Bond to the issuance of CRI: the Debentures, which credit will be represented by real estate credit notes, issued by the Issuance Indenture of CCI (“CCI”). The CCI will bind the CRI pursuant the “Term of Securitization of Real Estate Credits of the 428th and 429th Series of the 1st Issue of True Securitizadora S.A.” (“Term of Securitization”).

(b)	Total Issuance Amount: the total Issuance amount shall be R$ 1,500,000,000.00 (one billion and two hundred million Brazilian real), on the Issuance Date (as defined below), observed that the Total Issuance Amount may be increased if the additional lot, pursuant the article 14, paragraph 2nd of CVM Instruction 400.

(c)	Issuance Date: for all legal purposes and effects, the issuance date of the Debentures shall be defined in the Indenture (“Issuance Date”).

(d)	Number of Issuance: the Issuance shall be the Company’s 3rd (third) issuance of Debentures.

(e)	Unit Par Value: the unit par value of Debentures, on Issuance Date, shall be R$1,000.00 (one thousand Brazilian real) (“Unit Par Value”).

(f)	Series: the Issuance shall be made in up to 2 (two) series (“Series”) and the existence will be determined by the System of Communicating Vessels (as defined in in the Indenture), pursuant the Bookbuilding Procedure (as defined in the Indenture), observed that one series may not be issued, in accordance with the result of the Bookbuilding Procedure.

(g)	Number of Debentures: 1,500,000 (one million and five hundred thousand) Debentures will be issued on the Issuance Date, observed that the Total Issuance Amount may be increased if the additional lot, pursuant the article 14, paragraph 2nd of CVM Instruction 400, and the number of Debentures to be allocated as first series Debentures (“First Series Debentures”) and/or as Debentures of second series (“Second Series Debentures”, and, together with the First Series Debentures, the Debentures), will be determined through the Bookbuilding Procedure, respecting the System of Communicating Vessels, provided that the effective issuance of the respective Series and the final amount of Debentures allocated, per series, will be formalized by means of an amendment to the Indenture, without the need, therefore, for corporate approval by the Company and/or the Debenture Holder.

(h)	Guarantees: the Debentures will not be secured by guarantees.

(i)	Effectiveness and Maturity Date: the First Series Debentures will have a term of validity of 7 (seven) years as of the Issuance Date, with maturity on the date established in Indenture (“Maturity Date of the First Series Debentures”), except events of Optional Early Redemption of the totality of First Series Debentures, Early Redemption of the totality of Debentures and Early Redemption Offering, with the consequent cancellation of the totality of Debentures and Early Maturity. The Second Series Debentures will have a term of 10 (ten) years as of the Issuance Date, with maturity on the date established in the Indenture (“Maturity Date of the Second Series Debentures” and, together with the Maturity Date of the First Series Debentures, the “Maturity Dates”), except the events of Optional Early Redemption of the totality of Second Series Debentures, Early Redemption of the totality of Debentures and Early Redemption Offering, with the consequent cancellation of the totality of the Debentures and Early Maturity.

(j)	Conversion, Form and Debentures Ownership Confirmation: Debentures will be issued in registered and book-entry form, without the issuance of certificates or safeguards and will not be convertible into shares issued by the Company. Certificates representing Debentures will not be issued, pursuant to article 63, paragraph 2, of Law No. 6.404, of December 15, 1976 (“Brazilian Corporate Law”). For all legal purposes and effects, the ownership of the Debentures shall be confirmed by the registration of the Debenture Holder in the Company’s debentures’ registration book, pursuant to the articles 31 and 63 of Brazilian Corporate Law.

(k)	Type: Debentures will be unsecured, pursuant to article 58 of Brazilian Corporate Law.

(l)	Use of Proceeds: the funds raised through the Issuance will be used by the Company for (i) reimbursement of amounts spent by the Company on real estate expenses and future investments in expansion, maintenance and construction of real estate, as specified in Indenture (“Reimbursement” and “Reimbursement Projects”, respectively); and (ii) expansion, construction and development of real estate projects, pursuant to the estimated timeline stipulated in the Indenture (“Future Projects” and together with Reimbursement Projects, the “Eligible Real Estate Projects”).

(m)	Settlement Bank: the activities of the settlement bank will be performed by Itaú Unibanco S.A., a financial institution headquartered in the City of São Paulo, State of São Paulo, at Praça Alfredo Egydio Aranha, No. 100, Torre Olavo Setúbal, enrolled with the CNPJ under No. 60.701.190/0001-04 (“Settlement Bank”), whose definitions include any other institution that will succeed the Settlement Bank in the provision of services related to the Debentures.

(n)	Monetary Update: the Unit Par Value or the balance of the Unit Par Value, however the case may be, of the Debentures will be, monthly, subject to adjustment for inflation by the Extended National Consumer Price Index (“IPCA” and “Monetary Update”), and the Monetary Update shall be automatically incorporated to the Unit Par Value or to the balance of the Unit Par Value (“Updated Unit Par Value”), calculated in accordance with the formula provided for in the Indenture.

(o)	Remuneration: As from the Date of the First Subscription and Payment, the Debentures of First Series shall be subject to the remuneration as to be defined in the Bookbuilding Procedure, limited to the highest between: (i) the percentage of the internal rate of the National Treasury Notes IPCA+ with semester fees (“NTN-B”), with maturity date in 2028, calculated on the day before the Bookbuilding Procedure, as disclosed by ANBIMA in its website (http://www.anbima.com.br), plus spread of 0,50% (point fifty percent) per year, based on two hundred and fifty-two (252) Business Days; or (ii) 4,40% (four point forty percent) per year based on two hundred and fifty-two (252) Business Days, in both cases levied on the Updated Unit Par Value or the balance of the Updated Unit Par Value, however the case may be, of the First Series Debentures, and paid at the end of each Capitalization Period of the First Series Debentures (“First Series Remuneration”).

The First Series Remuneration shall be calculated exponentially and cumulatively, proportionally and in Business Days, since the Date of the First Subscription and Payment or the last First Series Payment Remunaration Date (as defined in the Indenture), however the case, until the effective payment date, which shall occur at the end of each Capitalization Period of the First Series Debentures.

As from the Date of the First Subscription and Payment, the Debentures of Second Series shall be subject to the remuneration as to be defined in the Bookbuilding Procedure, limited to the highest between: (i) the percentage of the internal rate of the National Treasury Notes IPCA+ with semester fees (“NTN-B”), with maturity date in 2030, calculated on the day before the Bookbuilding Procedure, as disclosed by ANBIMA in its website (http://www.anbima.com.br), plus spread of 0,55% (point fifty-five percent) per year, based on two hundred and fifty-two (252) Business Days; or (ii) 4,65% (four point sixty-five percent) per year based on two hundred and fifty-two (252) Business Days; in both cases levied on the Updated Unit Par Value or the balance of the Updated Unit Par Value, however the case may be, of the Second Series Debentures, and paid at the end of each Capitalization Period of the Second Series Debentures (“Second Series Remuneration” and, together with First Series Remuneration, the “Remuneration”).

The Second Series Remuneration shall be calculated exponentially and cumulatively, proportionally and in Business Days, since the Date of the First Subscription and Payment or the last Second Series Payment Remuneration Date (as defined in the Indenture), however the case may be, until the effective payment date, which shall occur at the end of each Capitalization Period of the Second Series Debentures.

(p)	Capitalization Period: for purposes of calculation of the Remunerations, the “Capitalization Period” means the period that begins on the respective Date of the First Subscription and Payment, in relation to the first Capitalization Period, or on the respective immediately previous Remuneration Payment Date, in relation to the other Capitalization Periods, and that ends on the date of the next payment of the respective Remuneration of the period (exclusive). Each Capitalization Period of the respective series succeeds the previous period, not subject to continuity, until the Maturity Date.

(q)	Amortization of Unit Par Value: the Unit Par Value of the First Series Debentures or the balance of the unit par value of the First Series Debentures, however the case may be, shall be paid in one installment, payable on the Maturity Date of the First Series Debentures, except for the events of Optional Early Redemption of the totality of First Series Debentures, Early Redemption of the totality of Debentures, Early Redemption Offering and Event of Early Maturity, however the case may be.

The Unit Par Value of the Second Series Debentures or the balance of the unit par value of the Second Series Debentures, however the case may be, shall be paid in three (3) annual installments, in accordance with the table included in the Indenture, the first installment payable on the date defined in the Indenture, and the last installment payable on the Maturity Date of the Second Series Debentures, except for the events of Optional Early Redemption of the totality of Second Series Debentures, Early Redemption of the totality of Debentures, Early Redemption Offering and Event of Early Maturity, however the case may be.

(r)	Placement and Distribution Plan: the Debentures will be privately placed, without the intermediation of institutions that are part of the securities distribution system and/or any sales effort to investors and will not be registered for distribution and trading in stock exchange or unorganized over-the-counter market.

(s)	Subscription and Negotiation: the Debentures will be subscribed by the Debentures Holder within the signing of the subscription form (“Subscription Form”), and the registration of the Debenture Holder in the Company’s debentures’ registration book. The Debentures may be subscribed with a premium or a discount and, if applicable, the premium or discount must be the same for all Debentures paid in the same date. The Debentures may be subject to goodwill or negative goodwill, to be defined, however the case may be, on the subscription date, provided that provided that under the same conditions to all investors of the same series on each subscription and payment date. The Debentures shall be subscribed in cash, in Brazilian reais, on the subscription date. On the date of the first subscription and payment of the respective series (“Date of the First Subscription and Payment”), the Debentures shall be paid at the Unit Par Value (“Subscription Price”). The Debentures shall be paid at the Unit Par Value, plus the respective Remuneration calculated proportionally, from the Date of the First Subscription and Payment to the respective subscription and payment date. The Debentures cannot be sold or transferred, except in case of the settlement of CRI’s separate patrimony.

(t)	Early Maturity: under the terms set forth in the Indenture, the First Series Debentures and the Second Series Debentures are subject to the Automatic Early Maturity Event and the Non-automatic Early Maturity Event, which imposes the early maturity of the obligations assumed by the Company in the Indenture and the payment of the Updated Unit Par Value or the balance of the Updated Unit Par Value, plus the respective Remuneration calculated proportionally, from the Date of the First Subscription and Payment to the respective subscription and payment date, as defined in the Indenture.

(u)	Optional Early Redemption: the Company may: (i) in relation to the First Series Debentures, as from the date defined in the Indenture; and (ii) in relation to the Second Series Debentures, as from the date defined in the Indenture, redeem, at any time, the total Debentures of the respective series, by means of a notice submitted to the Debenture Holder, with a copy to the Trustee, or publication of the notice to all Debenture Holder, under the terms described in the Indenture, within ten (10) Business Days in advance from the event date (“Optional Early Redemption”), informing: (i) the date of the Optional Early Redemption, which must be a Business Day, and the respective series; and (ii) any other relevant information for the Debenture Holder. In the event of Optional Early Redemption, the payment will represent the highest amount between (i) the respective Unit Par Value or the balance of case the Unit Par Value, however the may be, plus (a) the respective Remuneration, calculated proportionally from the respective Date of First Subscription and Payment or the respective last Remuneration Payment Date, however the case may be, through the date of the effective Optional Early Redemption; (b) the Chargers in Arrears, if applicable; and (c) any other overdue debts not paid by the Company according to the Indenture; and (ii) the remaining value of the amortizations of the Updated Unit Par Value, plus (a) the respective Remuneration, using as discount rate the internal rate of the NTN-B, with the duration most similar to the Debentures duration, as the case may be, on the Optional Early Redemption, using the rate disclosed by ANBIMA in its website (http://www.anbima.com.br); (b) the Chargers in Arrears, if applicable; and (c) any other overdue debts not paid by the Company according to the Indenture.

(v)	Early Redemption Offering: the Company may perform, at its exclusive discretion, at any time as from the Issuance Date, the Early Redemption Offering of the total First Series Debentures and the Second Series Debentures, collectively or individually (“Early Redemption Offering”), in which case the Early Redemption Offering proposed by the Company shall be directed and communicated to the Debentures Holder with a copy to the Trustee (“Early Redemption Note”). The Early Redemption Note shall describe the terms and conditions of the Early Redemption Offering, including informing: (i) the date of the Early Redemption Offering, which must be the same as the Early Redemption Offering Price; (ii) mention that the Early Redemption Price will be calculated in the terms of item 4.16.3 of the Indenture; (iii) the installment of the Early Redemption Offering Price that represents the premium offered by the Company, if applicable; (iv) the deadline for the Debenture Holder manifest accepting the Early Redemption Offering; and (v) any other relevant information for the Early Redemption Offering.

In the event of Early Redemption Offering, the Company shall pay the respective Unit Par Value or the balance of case the Unit Par Value, however the case may be, plus (i) the respective Remuneration, calculated proportionally from the respective Date of First Subscription and Payment or the respective last Remuneration Payment Date, however the case may be, through the date of the Early Redemption Offering; as well as, however the case may be, (b) the Early Redemption Offering premium; and (c) the Chargers in Arrears, if applicable.

(w)	Optional Early Redemption as a result of Tax Event: the Company may perform, at its exclusive discretion, at any time as from the Issuance Date, in case of being obliged to retain, deduce or pay additional taxes, in the terms of the Indenture, the optional early redemption of the total of the Debentures, with the consequent cancellation of the totality of Debentures, by means of a notice submitted to the Debenture Holder, with a copy to the Trustee within ten (10) Business Days in advance from the event date (“Optional Early Redemption as a result of Tax Event”).

In the event of Optional Early Redemption as a result of Tax Event, the Company shall pay the respective Unit Par Value or the balance of case the Unit Par Value, however the case may be, plus (i) the respective Remuneration, calculated proportionally from the respective Date of First Subscription and Payment or the respective last Remuneration Payment Date, however the case may be, through the date of the effective early redemption; (b) the Charges in Arrears, if applicable; and (c) any other overdue debts not paid by the Company according to the Indenture.

(x)	Optional Acquisition: the Debentures are not subject to Optional Acquisition by the Company.

(y)	Renewal: the Debentures are not subject to scheduled renewal.

(z)	Charges in Arrears: in the event of failure in the payment, by the Company, of any amount payable to the Debentures Holder, the overdue debts not paid by the Company, shall be, from the default date to the effective payment date, subject to, regardless of request, communication or judicial or extrajudicial request, in addition to the respective Remuneration: (i) traditional fine, not subject to reduction and non-compensatory, of two percent (2%); and (ii) interest in arrears, at the rate of one percent (1%) per month, both levied on the overdue amounts, except if the default has taken place by virtue of any operational issue caused by third parties and provided that such issue has been resolved within one (1) Business Day after the default date.

(aa)	Payment Location: the payments in connection with the Debentures shall be performed by the Company to the Debentures Holder through the account of the Debentures Holder, as informed in the Indenture; and

(bb)	Extension of Terms: the terms shall be automatically extended for the payment of any obligation provided for in the Indenture up to the first subsequent business day in the event the maturity date is not a business day in the City of São Paulo, State of São Paulo, not subject to any addition to the amounts to be paid.

(ii)	Authorize the Company to participate, as debtor of Debentures’ real estate credit, which will be bind to the CCI and the CRI;

(iii)	Enter into the documents necessary to the perfect implementation of the Issuance, as well as to assume the obligations resulting therefrom;

(iv)	Authorize the Board of Executive Officers and the Company’s other legal representatives to undertake all necessary acts for the implementation and documentation of the resolutions then adopted, including, but not limited to, discuss, negotiate and define the terms and conditions of the Issuance, as well as undertake all and any act and sign all and any document deemed necessary to the documentation of the Issuance, including, but not limited to, the Indenture and the distribution agreement of the CRI, as well as eventual amendments to such instruments. All acts undertaken by the Board of Executive Officers and the Company’s other legal representatives, in conformity with the approved provisions, are ratified; and

(v)	Authorize the Board of Executive Officers to hire the service providers as well as any other institutions necessary for the Issuance and the CRI, establishing their respective fees.

6.       APPROVAL AND SIGNATURE OF THE MINUTES: Nothing else to be discussed, the work was suspended for the drawing up of these minutes. After reopening the work, the present minutes was read and approved, having been signed by all attendees. São Paulo, July 27, 2021 Chairman: Mr. Jean Charles Henri Naouri; Secretary: Mrs. Aline Pacheco Pelucio. Attending members of the Board of Directors: Mr. Jean-Charles Henri Naouri, Mr. Ronaldo Iabrudi dos Santos Pereira, Mrs. Josseline Marie-José Bernadette de Clausade, Mr. David Julien Emeric Lubek, Mr. Philippe Alarcon, Mr. Christophe José Hidalgo, Mr. Luiz Nelson Guedes de Carvalho, Mr. José Flávio Ferreira Ramos and Mr. Geraldo Luciano Mattos Júnior.

I hereby certify, for the legal purposes, that the present document has been drafted in its own books, under the terms of paragraph 3, article 130 of Law No. 6,404/76, as amended.

__________________________________

Aline Pacheco Pelucio

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 27, 2021

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Executive Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer